UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 7, 2021

TORTOISE ACQUISITION CORP. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39508	98-1550630
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5100 W. 115th Place Leawood, KS	66211
(Address of principal executive offices)	(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SNPR.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	SNPR	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SNPR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement and Plan of Reorganization

On February 7, 2021, Tortoise Acquisition Corp. II, a Cayman Islands exempted company (“Acquiror”), SNPR Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“First Merger Sub”), SNPR Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Volta Industries, Inc., a Delaware corporation (the “Company”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Acquiror (the “Surviving Corporation”), and the Surviving Corporation will subsequently merge with and into Second Merger Sub (the “Second Merger,” together with the First Merger, the “Mergers”, and together with the other transactions related thereto, the “Proposed Transactions”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of Acquiror.

Domestication

Prior to the effective time of the First Merger (the “Effective Time”), Acquiror will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and the applicable provisions of the Cayman Islands Companies Law (the “Domestication”).

In connection with the Domestication:

(a)	Each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of Acquiror (“Acquiror Class A Common Stock”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Class A Common Stock”);

(b)	Each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of Acquiror (“Acquiror Class B Common Stock”) will convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock;

(c)	Each then issued and outstanding whole warrant to purchase shares of Acquiror Class A Common Stock at an exercise price of $11.50 (the “Acquiror Warrants”) will convert automatically into a warrant to acquire one share of Domesticated Acquiror Class A Common Stock (“Domesticated Acquiror Warrant”);

(d)	Each then issued and outstanding Acquiror Unit, defined as one share of Acquiror Class A Common Stock and one-fourth of one Acquiror Warrant, will convert automatically into a unit of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Units”), with each Domesticated Acquiror Unit representing one share of Domesticated Acquiror Class A Common Stock and one-fourth of one Domesticated Acquiror Warrant;

(e)	A dual class structure will be implemented and Acquiror will be authorized to issue shares of Class B common stock, par value $0.0001, per share of Acquiror that will carry voting rights in the form of ten votes per such share (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Class B Common Stock” and, together with the Domesticated Acquiror Class A Common Stock, the “Domesticated Acquiror Common Stock”);

(f)	After its domestication as a corporation incorporated in the State of Delaware, Acquiror will immediately be renamed Volta Inc. upon the Effective Time.

Conversion of Securities

Immediately prior to the Effective Time, the Company will cause each share of the Company’s preferred stock (the “Company Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time to be automatically converted (the “Conversion”) into a number of shares of the Company’s Class B common stock, par value $0.001 per share (the “Company Class B Common Stock”) in accordance with the Company’s certificate of incorporation, and each converted share of Company Preferred Stock will no longer be outstanding and will cease to exist, such that each holder of Company Preferred Stock will thereafter cease to have any rights with respect to such securities. The term “Company Options” means all outstanding options to purchase shares of the Company’s Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”, and, together with the Company Class B Common Stock, the “Company Common Stock”) or Company Class B Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Effective Time under the Company’s 2014 Equity Incentive Plan, adopted December 15, 2014 and last amended December 26, 2018 (the “Company Option Plan”). The term “Company Non-Plan Options” means all options to purchase shares of Company Class B Common Stock granted outside of the terms and conditions of the Company Option Plan.

At the Effective Time, by virtue of the First Merger and without any action on the part of Acquiror, First Merger Sub, Second Merger Sub, the Company or the holders of any of the Company’s securities:

(a)

each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Class B Common Stock resulting from the Conversion, but excluding shares of Company Restricted Stock (defined below)) will be canceled and converted into the right to receive the number of shares of Domesticated Acquiror Class A Common Stock equal to the quotient (the “Exchange Ratio”) obtained by dividing (i) 130,000,000 by (ii) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Common Stock basis (including any shares of Company Restricted Stock), and including, without limitation or duplication, (A) the number of shares of Company Class B Common Stock issuable upon the Conversion, (B) the number of shares of Company Common Stock that are issuable upon the net exercise of Company Options and Company Non-Plan Options that are unexpired, issued and outstanding as of immediately prior to the Effective Time, assuming that the fair market value of one option share of Company Common Stock issuable pursuant to a Company Option equals (x) the Exchange Ratio multiplied by (y) $10.00, and (C) the number of shares of Company Common Stock that are issuable upon the net exercise of unexpired, issued and outstanding warrants of the Company to purchase Company Class A Common Stock or Company Class B Common Stock, as applicable (the “Company Warrants”), as of immediately prior to the Effective Time, assuming that the fair market value of one share of Common Stock issuable pursuant to a Company Warrant equals the (x) Exchange Ratio multiplied by (y) $10.00;

(b)

each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Company Restricted Stock) will be canceled and converted into the right to receive the number of shares of Domesticated Acquiror Class B Common Stock equal to the Exchange Ratio;

(c)	all shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(d)	each share of common stock, par value $0.0001 per share, of First Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation;

(e)	each Company Warrant, to the extent then outstanding and unexercised, will automatically be converted into a warrant to acquire a number of shares of Domesticated Acquiror Class A Common Stock equal to (i) the number of shares of Company Common Stock subject to the applicable Company Warrant multiplied by (ii) the Exchange Ratio, rounding the resulting number down to the nearest whole number of shares of Domesticated Acquiror Class A Common Stock, at an adjusted price equal to (x) the per share exercise price for the shares of Company Common Stock subject to the applicable Company Warrant, as in effect immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounding the resulting exercise price up to the nearest whole cent;

(f)

each unvested restricted share of Company Common Stock issued pursuant to the Company Option Plan, including any shares of Company Common Stock issued pursuant to early exercised Company Options (the “Company Restricted Stock”) that is outstanding immediately prior to the Effective Time will be converted into a number of shares of Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock, as applicable, equal to the Exchange Ratio, and will continue to be governed by the same terms and conditions as were applicable to the corresponding share of Company Restricted Stock immediately prior to the First Merger, except that any per share repurchase price will be equal to the quotient obtained by dividing (i) the per share repurchase price applicable to the Company Restricted Stock by (ii) the Exchange Ratio;

(g)

each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically be converted into an option to purchase a number of shares of Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock, as applicable, equal to (i) the number of shares of Company Class A Common Stock or Company Class B Common Stock, as applicable subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, at a per share exercise price equal to (x) the per share exercise price for the shares of Company Common Stock subject to the applicable Company Option, as in effect immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounding the resulting exercise price up to the nearest whole cent but will otherwise be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Company Option immediately prior to the Effective Time; and

(h)

each Company Non-Plan Option that is outstanding and unexercised immediately prior to the Effective Time will, in the Company’s sole discretion, either be automatically (i) cancelled for no consideration or (ii) converted to an option to purchase a number of Domesticated Acquiror Class A Common Stock in substantially the same manner applicable to Company Options and described above.

Registration Statement; Proxy Statement

As promptly as practicable after the date of the Business Combination Agreement and Acquiror’s receipt of the Company’s Audited Financial Statements (as defined below), Acquiror will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in connection with providing the shareholders of Acquiror (the “Acquiror Shareholders”) with the opportunity to exercise the redemption rights provided for in Acquiror’s Amended and Restated Memorandum and Articles of Association dated September 10, 2020 (the “Acquiror Articles of Association”) and the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class B Common Stock to be issued or issuable (a) in the Domestication and (b) to the shareholders of the Company pursuant to the Business Combination Agreement, including the shares of Domesticated Acquiror Class A Common Stock issuable upon exercise of the Domesticated Acquiror Warrants in accordance with their terms, which will include a proxy statement in preliminary form (the “Proxy Statement”), relating to the meeting of the Acquiror Shareholders (the “Acquiror Shareholders’ Meeting”), to be held to consider (i) approval and adoption of the Business Combination Agreement, the Mergers and the Proposed Transactions; (ii) approval of the Domestication; (iii) the issuance of the number of shares of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class B Common Stock to be issued or issuable (1) in the Domestication, (2) to the shareholders of the Company pursuant to the Business Combination Agreement and (3) pursuant to the Private Placement Financing (defined below), in each case, if required under the rules and regulations of the New York Stock Exchange; (iv) the adoption and approval of the non-binding proposals relating to the approval of the bylaws of Acquiror and the certificate of incorporation to be filed by Acquiror with the Secretary of State of Delaware concurrently with and as part of the Domestication; (v) approval and adoption of (A) an equity incentive plan in a form and substance reasonably acceptable to Acquiror and the Company, which will constitute an amendment, restatement and continuation of the Company Option Plan and (B) a new founder incentive adjustment plan, providing equity awards to certain executives, which awards will be subject to time-based vesting, (vi) the election to the Board of Directors of Acquiror as of the Effective Time of the individuals set out in the Business Combination Agreement; and (vii) any other proposals the parties mutually deem necessary to consummate the Proposed Transactions (collectively, the “Acquiror Proposals”).

Stock Exchange Listing

Acquiror will use its reasonable best efforts to cause the shares of Domesticated Acquiror Class A Common Stock to be issued in connection with the Proposed Transactions (including the shares of Domesticated Acquiror Class A Common Stock to be issued in connection with the Domestication and the shares of Domesticated Acquiror Class A Common Stock to be issued in the Private Placement Financing) and the Domesticated Acquiror Warrants to be approved for listing on the New York Stock Exchange at the closing of the First Merger (the “Closing”). Until the Closing, Acquiror will use its reasonable best efforts to keep the Acquiror Class A Common Stock and Acquiror Warrants listed for trading on the New York Stock Exchange.

Other Covenants

The Business Combination Agreement contains certain other covenants of the parties, including, among others, covenants requiring that (a) the parties will conduct their respective businesses in the ordinary course through the consummation of the First Merger, (b) Acquiror will, subject to obtaining the requisite shareholder approval, take all actions necessary to cause the Domestication to become effective prior to the Closing, and (c) Acquiror and the Company will (x) not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and (y) cease discussions regarding alternative transactions.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of (a) the Company and (b) Acquiror, First Merger Sub and Second Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement dated September 10, 2020 (the “IPO Registration Rights Agreement”) will be amended and restated and Acquiror, certain persons and entities holding securities of Acquiror prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Domesticated Acquiror Common Stock pursuant to the Mergers (the “New Holders” and together with the Initial Holders, the “Reg Rights Holders”) shall enter into that amended and restated IPO Registration Rights Agreement attached as an exhibit to the Business Combination Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Acquiror will agree that, within 30 calendar days after the consummation of the Proposed Transactions, Acquiror will file with the SEC (at Acquiror’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and Acquiror shall use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain of the Reg Rights Holders can demand up to three underwritten offerings, and all of the Reg Rights Holders will be entitled to piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the closing conditions.

Conditions to Closing

Mutual

The obligations of the Company, Acquiror, First Merger Sub and Second Merger Sub to consummate the Proposed Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

(a)	the written consent of the requisite stockholders of the Company in favor of the approval and adoption of the Business Combination Agreement and the Mergers and all other transactions contemplated by the Business Combination Agreement (the “Written Consent”) having been delivered to Acquiror;

(b)

the Acquiror Proposals having been approved and adopted by the requisite affirmative vote of the Acquiror Shareholders in accordance with the Registration Statement, the DGCL, the Cayman Islands Companies Law, Acquiror’s organizational documents and the rules and regulations of the New York Stock Exchange;

(c)	no governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions;

(d)	all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act has expired or been terminated;

(e)	the Registration Statement having been declared effective under the Securities Act;

(f)

no stop order suspending the effectiveness of the Registration Statement having been in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

(g)

the shares of Domesticated Acquiror Class A Common Stock having been listed on the New York Stock Exchange, or another national securities exchange mutually agreed to by the parties, as of the date of the Closing (the “Closing Date”); and

(h)	Acquiror having at least $5,000,001 of net tangible assets following the exercise of redemption rights in accordance with the Acquiror Articles of Association.

Acquiror, First Merger Sub and Second Merger Sub

The obligations of Acquiror, First Merger Sub and Second Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(a)	the accuracy of the representations and warranties of the Company as determined in accordance with the Business Combination Agreement;

(b)	the Company having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	the Company having delivered to Acquiror a customary officer’s certificate, dated as of the Closing, certifying as to the satisfaction of certain conditions;

(d)	no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred between the date of the Business Combination Agreement and the Effective Time;

(e)	other than those persons identified as continuing directors in the Business Combination Agreement, all members of the board of directors of the Company having executed written resignations effective as of the Effective Time;

(f)	at least two days prior to the Closing, the Company having delivered to Acquiror in a form reasonably acceptable to Acquiror, a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which will be filed by Acquiror with the IRS at or following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; and

(j)	the Company having delivered to Acquiror the consolidated financial statements of the Company as of December 31, 2019 and December 31, 2020, in each case, audited in accordance with the standards of the Public Company Accounting Oversight Board (the “Audited Financial Statements”).

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)	the accuracy of the representations and warranties of Acquiror, First Merger Sub and Second Merger Sub as determined in accordance with the Business Combination Agreement;

(b)	Acquiror, First Merger Sub and Second Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	Acquiror having delivered to the Company a customary officer’s certificate, dated as of the Closing, certifying as to the satisfaction of certain conditions;

(d)	no Acquiror Material Adverse Effect (as defined in the Business Combination Agreement) having occurred between the date of the Business Combination Agreement and the Effective Time;

(e)	other than those persons identified as continuing directors in the Business Combination Agreement, all members of the board of directors of Acquiror having executed written resignations effective as of the Effective Time;

(f)	Acquiror having delivered a copy of the Registration Rights Agreement duly executed by Acquiror and the Acquiror Shareholders party thereto;

(g)	Acquiror having made all necessary and appropriate arrangements with the Trustee to have all of the funds held in Acquiror’s trust account (the “Trust Account”) disbursed to Acquiror immediately prior to the Effective Time, and all such funds released from the Trust Account being available for immediate use to Acquiror in respect of all or a portion of the payments obligations set forth in the Business Combination Agreement and the payment of Acquiror’s fees and expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions;

(h)

as of the Closing, after consummation of the Private Placement Financing and after distribution of the funds in the Trust Account pursuant to the Business Combination Agreement, Acquiror having cash on hand equal to or in excess of $225,000,000 (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Proposed Transactions and the Private Placement Financing); and

(i)	the Domestication having been completed as provided in the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Acquiror and in certain other limited circumstances, including if the First Merger has not been consummated within 210 days after the date of the Business Combination Agreement, which may be extended by up to 30 days in connection with any extension of the required delivery date of the Company’s Audited Financial Statements (such date, the “Outside Date”).

Either Acquiror or the Company may also terminate the Business Combination Agreement if any of the Acquiror Proposals fails to receive the requisite vote for approval at the Acquiror Stockholders’ Meeting. Additionally, Acquiror may terminate the Business Combination Agreement if the Company does not deliver to Acquiror (a) within forty-eight hours of the Registration Statement becoming effective, the Written Consent from certain key shareholders of the Company or (b) within 60 days of the execution and delivery of the Business Combination Agreement, subject to a 30 extension in certain instances, the Audited Financial Statements.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party hereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Acquiror, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Acquiror, the Company, First Merger Sub and Second Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Acquiror, the Company, First Merger Sub or Second Merger Sub.

Stockholder Support Agreement

On February 7, 2021 Acquiror, the Company and certain shareholders of the Company entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which such shareholders agreed to vote all of their shares of Company Common Stock and Company Preferred Stock in favor of the approval and adoption of the Proposed Transactions, including agreeing to execute the Written Consent within forty-eight hours of the Registration Statement becoming effective. Additionally, such shareholders have agreed, among other things, not to, prior to the Effective Time (a) transfer any of their shares of Company Common Stock and Company Preferred Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Arrangements

On February 7, 2021, the founders of the Company entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Acquiror and the Company pursuant to which they have agreed, subject to certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, pledge, hypothecation, disposition, loan or other transfer, or entry into any agreement with respect to any sale, assignment, pledge, hypothecation, disposition, loan or other transfer, with respect to any shares of Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock held by them immediately after the Effective Time, including any shares of Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock issuable upon the exercise of options or warrants to purchase shares of Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock held by them immediately following the Closing or (b) publicly announce any intention to effect any transaction specified in clause (a), in each case, until the date that is the earlier of (i) one year after the Closing Date and (ii) the earlier to occur of, subsequent to the Closing Date, (x) the first date on which the last reported sale price of the Domesticated Acquiror Class A Common Stock equals or exceeds $12.00 per share (as equitably adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period commencing at least 150 days after the Closing and (y) the date on which there is consummated a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Acquiror’s stockholders having the right to exchange their shares of Domesticated Acquiror Class A Common Stock for cash, securities or other property.

The bylaws of Acquiror after Closing will include transfer restrictions on the securities of Acquiror issued to the investors of the Company in connection with the First Merger for a period of six (6) months after Closing.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Letter

On February 7, 2021, Acquiror, the Company, Tortoise Sponsor II LLC (“Sponsor”) and the other holders of Acquiror’s founder shares entered into a letter agreement pursuant to which, among other things, the Sponsor and each other holder agreed to (1) waive the anti-dilution rights set forth in Article 17.3 of the Acquiror Articles of Association, (2) comply with the non-solicitation provisions in the Business Combination Agreement, and (c) vote all Acquiror shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Proposed Transactions.

The foregoing description of the Sponsor Letter is qualified in its entirety by reference to the full text of the form of Sponsor Letter, the form of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

On February 7, 2021, Acquiror entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (each, a “Subscriber” and collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Acquiror agreed to sell to the Subscribers, an aggregate of 30,000,000 shares of Domesticated Acquiror Class A Common Stock (the “Private Placement Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $300,000,000, in a private placement (the “Private Placement Financing”).

The closing of the sale of the Private Placement Shares pursuant to the Subscription Agreements will take place on the date of, and at a time immediately prior to or substantially concurrently with, the Closing and is contingent upon, among other customary closing conditions, the consummation of the Proposed Transactions. The purpose of the Private Placement is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Acquiror agreed that, within 30 calendar days after the consummation of the Proposed Transactions, Acquiror will file with the SEC (at Acquiror’s sole cost and expense) a registration statement registering the resale of the Private Placement Shares (the “Private Placement Resale Registration Statement”), and Acquiror shall use its commercially reasonable efforts to have the Private Placement Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies Acquiror that it will review the Private Placement Resale Registration Statement) following the Closing and (ii) the tenth business day after the SEC notifies Acquiror that the Private Placement Resale Registration Statement will not be reviewed or will not be subject to further review.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Acquiror that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On February 8, 2021, Acquiror and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Acquiror and the Company will hold a conference call on February 8, 2021 at 8:30 am Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Acquiror and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, Acquiror will file the Registration Statement with the SEC, which will include a proxy statement/prospectus of Acquiror. Acquiror also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of Acquiror. Shareholders of Acquiror are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the Proposed Transactions because they will contain important information about the Proposed Transactions and the parties thereto. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Acquiror and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report Form 8-K.

Participants in the Solicitation

Acquiror and its directors and officers may be deemed participants in the solicitation of proxies from the shareholders of Acquiror in connection with the Proposed Transactions. Shareholders of Acquiror may obtain more detailed information regarding the names, affiliations and interests of certain of Acquiror’s executive officers and directors in the solicitation by reading Acquiror’s final prospectus for its initial public offering filed with the SEC on September 14, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Transactions when they become available. Information concerning the interests of Acquiror’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this presentation, regarding the Proposed Transactions, Acquiror’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Acquiror and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Acquiror and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Acquiror or the Company. In addition, Acquiror cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Acquiror or the Company following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Acquiror, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Acquiror’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Acquiror’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Acquiror’s final prospectus for its initial public offering filed with the SEC on September 14, 2020. Acquiror’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
2.1*	Business Combination Agreement, dated as of February 7, 2021, by and among Acquiror, First Merger Sub, Second Merger Sub and the Company.
10.1	Stockholder Support Agreement, dated as of February 7, 2021, by and among Acquiror and the shareholders of the Company named therein.
10.2	Lock-Up Agreement, dated as of February 7, 2021, by and among Acquiror, the Company and the Company’s founders.
10.3	Sponsor Letter, dated as of February 7, by and among Acquiror, the Company, Sponsor and certain holders of Acquiror’s founder shares named therein.
10.4	Form of Subscription Agreement.
99.1	Press Release, dated February 8, 2021.
99.2	Conference Call Script.
99.3	Investor Presentation.

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 8, 2021

TORTOISE ACQUISITION CORP. II

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer and President